UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

David J. Field

c/o Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Names of Reporting Persons David J. Field

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,679,801

	8.	Shared Voting Power 1,566,542

	9.	Sole Dispositive Power 1,679,801

	10.	Shared Dispositive Power 1,566,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,343

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.47%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 293639100

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

From November 12, 2008 through December 4, 2008, David J. Field acquired 85,941 shares in open market transactions using his personal funds.  (See Item 5(c) for disclosure regarding shares recently purchased in the open market).

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)	Amount Beneficially Owned:	3,246,343

David J. Field beneficially owns 3,246,343 shares which includes: (i) 572,218 shares of Class A common stock for which David J. Field is the record holder; (ii) 749,250 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which David J. Field is the record holder; (iii) 358,333 shares of Class A common stock which may be acquired through the exercise of options; and (iv) 1,566,542 shares of Class A common stock held of record by David J. Field as co-trustee of four trusts.

As previously reported, David J. Field and Joseph M. Field may be deemed to have formed a “group” for pursuant to Section 13(d) of the Exchange Act.  For Section 13(d) purposes, this “group” is deemed to beneficially own an aggregate of 11,991,272 shares which represents a beneficial ownership interest in the Issuer of 32.06%.

(b)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	1,679,801
	(ii)	shared power to vote or to direct the vote:	1,566,542
	(iii)	sole power to dispose or to direct the disposition of:	1,679,801
	(iv)	shared power to dispose or to direct the disposition of:	1,566,542

(c)        Since filing a Schedule 13D on November 12, 2008, David J. Field has acquired an aggregate of 85,941 shares of the Issuer’s Class A Common Stock through broker Merrill Lynch, Pierce, Fenner & Smith Incorporated as follows:

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
11/12/2008	3,100	$0.7000
11/12/2008	600	$0.6900
11/12/2008	680	$0.6800
11/13/2008	2,115	$0.8000
11/13/2008	57	$0.7800
11/13/2008	1,129	$0.7700
11/13/2008	480	$0.7600
11/13/2008	190	$0.7500
11/14/2008	2,008	$0.8000

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
11/14/2008	942	$0.7900
11/14/2008	1,600	$0.7700
11/14/2008	340	$0.7600
11/14/2008	240	$0.7500
11/17/2008	1,000	$0.8000
11/17/2008	230	$0.7800
11/17/2008	4,370	$0.7700
11/17/2008	120	$0.7600
11/17/2008	40	$0.7500
11/18/2008	780	$0.7700
11/18/2008	5,280	$0.7600
11/18/2008	880	$0.7500
11/18/2008	420	$0.7400
11/19/2008	3,700	$0.8000
11/19/2008	700	$0.7900
11/19/2008	3,830	$0.7800
11/19/2008	1,000	$0.7700
11/19/2008	1,000	$0.7600
11/19/2008	1,100	$0.7500
11/19/2008	1,000	$0.7400
11/19/2008	1,000	$0.7200
11/20/2008	2,200	$0.8000
11/20/2008	1,060	$0.7900
11/20/2008	890	$0.7800
11/20/2008	10	$0.7600
11/21/2008	5,770	$0.7900
11/21/2008	1,860	$0.7800
11/21/2008	800	$0.7700
11/24/2008	1,000	$0.8000
11/24/2008	2,090	$0.7900
11/24/2008	2,040	$0.7800
11/24/2008	1,970	$0.7700
11/24/2008	1,630	$0.7600
11/24/2008	800	$0.7500
11/25/2008	310	$0.8300
11/25/2008	1,000	$0.8200
11/25/2008	520	$0.8100
11/25/2008	820	$0.8000
11/25/2008	10	$0.7900
11/26/2008	240	$0.9500

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
11/26/2008	470	$0.8400
11/26/2008	50	$0.8300
11/28/2008	2,760	$1.0500
11/28/2008	130	$1.0000
12/1/2008	170	$1.0100
12/1/2008	3,000	$1.0000
12/1/2008	1,930	$0.9900
12/2/2008	6	$1.0500
12/2/2008	604	$1.0200
12/2/2008	1,800	$1.0000
12/2/2008	2,280	$0.9900
12/3/2008	3,730	$1.0500
12/3/2008	1,010	$1.0400
12/3/2008	1,630	$1.0300
12/4/2008	670	$1.1500
12/4/2008	750	$1.1400

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2008
Date
/s/ David J. Field
Signature
David J. Field
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).